Exhibit 26 (g) iv. b.

SCOR Global Life

America

Julia Cornely

Chief Treaty Officer

February 1, 2010

To Our Valued Reinsurance Clients

As a client or business partner of XL RE Life America Inc. [the “Company”] we are writing to inform you of a change in the Company’s name. Effective December 4, 2009, the Company became a member of the SCOR Group of companies.

Effective January 5, 2010, the Company’s name has been changed to SCOR Global Life Reinsurance Company of America.

As a result of this name change, all references in any reinsurance agreement to which the Company is a party as the “Reinsurer”, “Retrocessionaire”, or “XL Re” (as appropriate to the agreement) shall be deemed to be references to SCOR Global Life Reinsurance Company of America The term “agreement” includes all amendments.

This name change does not alter or modify any reinsurance agreements between our companies other than as set forth in this notification.

The Company’s NAIC Company Number will continue to be 80586 and its Employer Identification Number will remain 13-6150240.

Please note the Company’s address has changed to

1 Seaport Plaza

199 Water Street

New York, New York 10038

Please consider this letter your official notification of the name change. Please file a copy of this letter in each of our Reinsurance Agreements and we will do likewise.

If you have any questions or concerns, please let us know.

Sincerely,

/s/ Julia Cornley

Julia Cornley
Tel.:	2124531226
Fax:	2125145120
E.. ·mail: jcornely@scor.com

SCOR Global Life U.S. Re Insurance Company

199 Water Street. 21st Floor

New York. NY 10038-3526

United States

Tel. +1 (212) 453 0103

Fax +1 (212) 514 5120

E-mail: uslife@scor.com